Exhibit 99.(a)(1)(H)

Instructions for Using the Value Exchange Matrix

Synopsys is providing the attached value exchange matrices to illustrate the potential gain or loss in value of your stock option holdings that may occur if you elect to participate in the underwater option exchange program. These matrices are provided for eligible stock option holders to use for informational purposes only in deciding whether to participate in the underwater option exchange offer.

Each matrix provides a calculation of the potential per-share gain or loss that could be experienced by an underwater option exchange program participant, based on the exchange rates outlined in the tender offer, various strike prices of outstanding stock option grants, and different potential future Synopsys stock prices. Obviously, such estimates assume that the employee remains employed at Synopsys in order to vest his or her shares. The replacement options will have a strike price equal to the fair market value of Synopsys common stock on the date they are issued. As of market close on May 17, 2005 the fair market value of Synopsys common stock was $17.31.

The Company is providing three separate matrices to illustrate how different potential strike prices can impact the future value of the replacement options. The attached matrices use different assumed strike prices for the replacement options, as follows:

•                  Matrix 1 – strike price of $16.00 for the replacement options

•                  Matrix 2 – strike price of $17.00 for the replacement options

•                  Matrix 3 – strike price of $18.00 for the replacement options

The assumed strike prices for the replacement options and potential stock prices upon exercise shown in these matrices are intended for illustrative purposes only. These amounts do not represent a representation or estimate of Synopsys’ stock price on the date of grant of the new options or at any time thereafter.

Follow these steps to better understand the potential gain or loss in stock option value that you could experience by participating in the underwater option exchange program:

1.              Begin by referring to the summary of your outstanding stock options Summary of the Stock Option Exchange Program that are eligible for exchange. Choose one eligible grant and note its existing strike price.

2.              Refer to Matrix One and find the price along the left-hand axis of the matrix that matches the strike price of your eligible option grant.

3.              Read the matrix horizontally from left to right (along the row of the matching strike price) to determine the gain or loss per replacement option share that could be experienced at different potential future Synopsys stock prices assuming you continue to be employed at Synopsys in order to for such replacement option to vest.

4.              Repeat the process for Matrix Two and Matrix Three to understand the impact of different potential strike prices on the replacement options.

Example

The following example illustrates how a fictitious Synopsys employee would follow the steps outlined above in assessing whether to tender her eligible option holdings in the exchange offer.

Name: Susan Smith

Title: Senior Software Engineer

Options Eligible for Exchange: 2,200 shares with a current strike price of $30.23

Susan has one existing option grant eligible for exchange in the program and must decide whether or not to accept the offer. Based on the strike price of the option, Susan first determines that it falls into Bucket Three with an exchange rate of 2.2 old options for one new replacement option. In other words, if Susan tenders the 2,200 option shares she currently has, she will receive 1,000 new replacement options.

Next, she refers to Matrix One to determine the potential gain or loss she will experience through this offer assuming the replacement options are granted with a strike price of $16.00 per share. Finding the row in Bucket Three of Matrix One that corresponds to her current options’ $30.23 strike price, Susan reads from left to right and notes the following possible gains/losses at selected potential future trading prices of Synopsys’ stock.

IF Susan accepts the exchange and IF the replacement options are granted at $16.00 and IF Susan remains employed at Synopsys for three years after the grant date such that all of the new options vest in full and

IF Synopsys stock goes to…

•                  $18.00 per share in the future, Susan would be $2.00 per replacement option better off (or $2,000 in total for the 1,000 replacement options received in the exchange)

•                  $30.00 per share in the future, Susan would be $14.00 per replacement option better off (or $14,000 in total for the 1,000 replacement options received in the exchange)

•                  $44.00 per share in the future, Susan will lose $2.29 per replacement option (or lose $2,294 in total) because she would have been better off keeping the original 2,200 options with a strike price of $30.23 (a total value of 2,200*($44.00-$30.23)=$30,294) than she would be by taking the exchange offer (a total value of 1,000*($44.00-$16.00)=$28,000)

Susan repeats this process under all three matrices and summarizes her findings by determining she will be better off by tendering her 2,200 current options at $30.23 for 1,000 new replacement options IF the new replacement options are granted with a strike price of approximately:

•                  $16.00 and Synopsys stock doesn’t exceed approximately $44.00 in the future (per Matrix One); OR

•                  $17.00 or $18.00 and Synopsys stock doesn’t exceed approximately $42.00 in the future (per Matrix Two and Matrix Three)

As noted above, these matrices do not constitute a representation or estimate of Synopsys’ future stock price, or a recommendation that you participate in the option exchange program.  Please refer to the offer to purchase and other materials made available by Synopsys for the terms and conditions of the exchange program.  The Tender Offer is being made effective May 25, 2005 and will close on June 22, 2005 at 11:59 p.m. Eastern Daylight Time.